[Hyzon Motors Inc. Letterhead]

August 6, 2021

Via EDGAR

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F. Street, N.E.,

            Washington, D.C. 20549.

Attention: Anne McConnell

Re:	Acceleration Request for Hyzon Motors Inc.

Registration Statement on Form S-1 (File No. 333-258340)

Dear Ms. McConnell:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Hyzon Motors Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-258340 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 10, 2021, or as soon as practicable thereafter.

Please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone at (212) 558-3109 or via e-mail at (millersc@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.

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Very truly yours,

By	/s/ John Zavoli
Name: John Zavoli
Title: Chief Legal Officer

cc:	Scott D. Miller Robert W. Downes (Sullivan & Cromwell LLP)